中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2007)151(JL) File No.82-34675

3 July 2007 **BY COURIER**

07025167

Office of International Corporate Fin
Division of Corporation Finance
Securities and Exchange Commissio
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 30 June 2007 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Jacqueline Lee
Assistant Company Secretary

7/13

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

SCD018(2006.01) 1,000(YKE

File No. 82-34675

SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （ 表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	10/07/2007	13:21:53	Submitted By 呈交者	02388P01
Date/Time Approved 批准日期/時間	10/07/2007	13:21:54	Approved By 審批者	02388P02
Submission No. 呈交編號	EBIS-070705-00034		Status 狀況	Approved

Issuer 發行人	LM02388 BOC Hong Kong (Holdings) Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Yeung		
Contact No. 聯絡電話	2846 2700		

For the month ended : 30/06/2007
截至月份：

Name of Issuer 公司名稱	LM02388	BOC Hong Kong (Holdings) Limited	
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Jason C.W. Yeung		
Contact Telephone No. 聯絡電話	2846 2700	Date submitted 呈交日期	10/07/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✓ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

·

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : (1) 股份代號：	2388	Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	20,000,000,000	HKD 5.00	100,000,000,000
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存	20,000,000,000	HKD 5.00	100,000,000,000

(2) Stock Code : (2) 股份代號：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

2. Preference Shares
2. 優先股

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease)			

增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 HKD 100,000,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	10,572,780,266			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	10,572,780,266			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
						Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額		HKD		

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日／月／年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD			Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One At Price : HKD Issue and allotment Date :	

	價格：	(dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Please Select One	At Price： HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. Please Select One	At Price： HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price： HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股

			Other Class 其他類別
7.**Redemption of share** **贖回股份**		Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.**Other** **其他** (Please specify)（請註明）	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Jason C.W. Yeung

* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

File No.82-34675

Our Ref : BS(2007)154(JL)

28 June 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following Corporate Substantial Shareholder Notices filed with The Stock Exchange of Hong Kong Limited in Hong Kong on behalf of the following companies for your attention:

1. Central SAFE Investments Ltd. (Internal Ref. No.: CS5-004);
2. Bank of China Limited (Internal Ref. No.: CS1-009);
3. BOC Hong Kong (Group) Limited (Internal Ref. No.: CS2-009); and
4. BOC Hong Kong (BVI) Limited (Internal Ref. No.: CS3-009).

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

File No. 82-34675

表格 2

內部編號：CS5-004

法團大股東通知

依據《證券及期貨條例》(第571章)第XV部第324條作出通知

本表格供作出以下通知的法團使用：

(i) 首次取得上市法團 5% 或以上的股份的權益（即首次成為大股東）；
(ii) 其在該等股份的權益或就該等股份所持有的淡倉的百分率水平或性質出現變動；及
(iii) 不再持有該 5% 的股份權益（只需填寫方格 1 至 19 及 27）。

本表格必須根據表格 2 註釋內的指令及指示填寫。

1. 上市法團的名稱 中銀香港 (控股) 有限公司	
2. 股份編號　2388	4. 該類別的已發行股份的數目 10,572,780,266
3. 股份類別　普通股	

5. 大股東的名稱 中央匯金投資有限責任公司	8. 商業登記號碼 不適用	
	9. 法團註冊的地點 中華人民共和國	法團註冊證書號碼 1000001003853
6. 註冊辦事處 中國北京市西城區金融大街23號平安大廈	10. 聯絡人 李笑明 / Jacqueline Lee	
	11. 日間聯絡電話號碼 86 10 5839 9003 / 852 2826 6150	12. 電郵地址 Lixm@china-safe-inv.com
7. 香港主要營業地點 不適用	13. 在哪一家交易所上市 不適用	
	14. 上市母公司的名稱及該母公司在哪一家交易所上市 不適用	

15. 有關事件的日期

26	06	2007
（日）	（月）	（年）

16. 大股東知悉有關事件／股份權益的日期 (如在有關事件的日期之後)

（日）	（月）	（年）

17. 有關事件的詳情

	切合有關情況的有關事件代號（見表1）	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號 (見表3)
好倉	115	205	205	10,523,599					
淡倉									

18. 緊接在有關事件之前的股份總數

	股份總數	百分率數字 (%)
好倉	6,964,141,034	65.87%
淡倉		
可供借出的股份		

19. 緊接在有關事件之後的股份總數

	股份總數	百分率數字 (%)
好倉	6,953,617,435	65.77
淡倉		
可供借出的股份		

20. 以何種身分持有方格19所披露的權益

切合身分的代號 (見表2)	股份數目	
	好倉	淡倉
205	6,953,617,435	

21. 有關衍生權益的進一步資料

切合有關衍生工具的代號 (見表4)	股份數目	
	好倉	淡倉
403	117,000	

22. 有關大股東所控制的法團的權益的進一步資料

受控法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益 (Y/N)	股份數目	
					好倉	淡倉
中國銀行股份有限公司	中國北京復興門內大街1號 (中國)	中央匯金投資有限責任公司	67.49	N	6,953,617,435	
中銀香港 (集團) 有限公司	香港中環花園道1號中銀大廈52樓 (香港)	中國銀行股份有限公司	100.00	N	6,949,330,256	
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	中銀香港 (集團) 有限公司	100.00	Y	6,949,330,256	
中銀集團保險有限公司	香港中環德輔道中71號永安集團大廈9樓 (香港)	中國銀行股份有限公司	100.00	Y	4,000,000	
中銀國際控股有限公司	香港中環花園道1號中銀大廈26樓（香港）	中國銀行股份有限公司	100.00	N	287,179	
BOCI FINANCIAL PRODUCTS LIMITED	325 WATERFRONT DRIVE, OMAR HODGE BUILDING 2ND FLOOR, WICKHAMS CAY, ROAD TOWN, TORTOLA, BVI (BVI)	中銀國際控股有限公司	100.00	Y	78,679	
中銀國際亞洲有限公司	香港中環花園道1號中銀大廈26樓（香港）	中銀國際控股有限公司	100.00	Y	208,500	

23. 有關由大股東與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉
不適用			

24. 來自受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
不適用				

25. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
不適用		
根據第317及318條，大股東持有權益的股份總數		

26. 大股東或其董事慣於按照其指令行事的人士的詳情

姓名	地址	關係代號 (見表 6)	百分率 (%)

27. 將本表格2送交存檔的日期

28	06	2007
（日）	（月）	（年）

28. 連續頁的張數 0

29. 附頁的張數 0

表格2.

File No. 82-34675

FORM 2

Internal Ref. No.: CS1-009

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED	
2. Stock code 2388	**4. Number of issued shares in class** 10,572,780,266
3. Class of shares ORDINARY SHARES	

5. Name of substantial shareholder BANK OF CHINA LIMITED	**8. Business registration number** 1000001000134	
	9. Place of incorporation PRC	Certificate of Incorporation No. N/A
6. Registered office 1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 2826 6150	**12. e-mail address** jacquelinelee@bochk.com
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

26	06	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205	205	10,523,599					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,964,141,034	65.87
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,953,617,435	65.77
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	6,953,617,435	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	117,000	

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
BOC HONG KONG (GROUP) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA LIMITED	100.00	N	6,949,330,256	
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	Y	6,949,330,256	
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA LIMITED	100.00	Y	4,000,000	
BOC INTERNATIONAL HOLDINGS LIMITED	26/F,BANK OF CHINA TOWER,1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA LIMITED	100.00	N	287,179	
BOCI FINANCIAL PRODUCTS LIMITED	325 WATERFRONT DRIVE, OMAR HODGE BUILDING, 2ND FLOOR , WICKHAMS CAY, ROAD TOWN, TORTOLA, BVI (BVI)	BOC INTERNATIONAL HOLDINGS LIMITED	100.00	Y	78,679	
BOCI ASIA LIMITED	26/F,BANK OF CHINA TOWER,1 GARDEN ROAD, HONG KONG (HONG KONG)	BOC INTERNATIONAL HOLDINGS LIMITED	100.00	Y	208,500	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

28	06	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

Internal Ref. No.: CS2-009

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED		
2. Stock code	2388	**4. Number of issued shares in class** 10,572,780,266
3. Class of shares	ORDINARY SHARES	

5. Name of substantial shareholder BOC HONG KONG (GROUP) LIMITED	**8. Business registration number** 32086268-000	
	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 770010
6. Registered office 52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 2826 6150	**12. e-mail address** jacquelinelee@bochk.com
7. Principal place of business in Hong Kong SAME AS ABOVE	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

26	06	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205	205	4,508,569					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,953,838,825	65.77
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,949,330,256	65.73
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	6,949,330,256	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	Y	6,949,330,256	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BANK OF CHINA LIMITED	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	601	100.00
CENTRAL SAFE INVESTMENTS LTD	PINGAN BUILDING, 23 JINRONG STREET, XICHENG DISTRICT, BEIJING 100032, PRC	603	67.49

27. Date of filing this Form 2

28	06	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

File No. 82-34675

FORM 2

Internal Ref. No.: CS3-009

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED		
2. Stock code	2388	**4. Number of issued shares in class** 10,572,780,266
3. Class of shares	ORDINARY SHARES	

5. Name of substantial shareholder BOC HONG KONG (BVI) LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation BVI	Certificate of Incorporation No. 461335
6. Registered office P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 2826 6150	**12. e-mail address** jacquelinelee@bochk.com
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

26	06	2007
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	201	201	4,508,569					
Short position									

18. **Total shares immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	6,953,838,825	65.77
Short position		
Lending pool		

19. **Total shares immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	6,949,330,256	65.73
Short position		
Lending pool		

20. **Capacity in which interests disclosed in Box 19 are held**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	6,949,330,256	

21. **Further information in respect of derivative interests**

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
N/A		

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
N/A						

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BOC HONG KONG (GROUP) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	601	100.00
BANK OF CHINA LIMITED	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	602	100.00
CENTRAL SAFE INVESTMENTS LTD	PINGAN BUILDING, 23 JINRONG STREET, XICHENG DISTRICT, BEIJING 100032, PRC	603	67.49

27. Date of filing this Form 2

28	06	2007
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

中国银行
BANK OF CHINA

Beijing 2008

File No.82-35030

Our Ref: BOC/BSHK(2007)047(JY)

4 July 2007

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Y.W. Pak at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

Encl.

Annex A

List of Documents Furnished

1. Announcement in Hong Kong, dated 15 June 2007, in relation to poll vote results of 2006 Annual General Meeting of the Bank held on 14 June 2007.

2. Announcement in Hong Kong, dated 15 June 2007, in relation to resignation of Director of the Bank.

3. Announcement in Hong Kong, dated 20 June 2007, in relation to distribution of final dividend for the H Shares of the Bank.

4. Announcement in Hong Kong, dated 25 June 2007, in relation to audit of National Audit Office of the People's Republic of China on the Bank.

5. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 30 June 2007 filed by the Bank with the Stock Exchange of Hong Kong Limited.

Annex B

Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement in the People's Republic of China (the "PRC"), dated 15 June 2007, in relation to resolutions of the 2006 Annual General Meeting of the Bank held on 14 June 2007.

2. Announcement in the PRC, dated 15 June 2007, in relation to resignation of Director of the Bank.

3. Announcement in the PRC, dated 15 June 2007, in relation to resolutions of the Second Session of Board of Supervisors of the Bank passed at the first meeting held on 14 June 2007.

4. Overseas regulatory announcement in Hong Kong, dated 15 June 2007, announcing the publication in the PRC of an announcement in relation to resolutions of the Second Session of Board of Supervisors of the Bank passed at the first meeting held on 14 June 2007.

5. Announcement in the PRC, dated 20 June 2007, in relation to renewal of Directors', Supervisors' and Officers' liability insurance of the Bank.

6. Overseas regulatory announcement in Hong Kong, dated 20 June 2007, announcing the publication in the PRC of an announcement in relation to renewal of Directors', Supervisors' and Officers' liability insurance of the Bank.

7. Announcement in the PRC, dated 20 June 2007, in relation to the arrangement of dividend distribution for the A Shares of the Bank for the year 2006.

8. Announcement in the PRC, dated 22 June 2007, in relation to Corporate Governance Self-inspection Report and Rectification Plan of the Bank.

9. Overseas regulatory announcement in Hong Kong, dated 22 June 2007, announcing the publication in the PRC of an announcement in relation to Corporate Governance Self-inspection Report and Rectification Plan of the Bank.

10. Announcement in the PRC, dated 25 June 2007, in relation to audit of National Audit Office of the People's Republic of China on the Bank.

File No. 82-35030

South China Morning Post

Date : 15 June 2007

中国银行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(The "Bank")

(Stock Code: 3988)

POLL VOTE RESULTS OF 2006 ANNUAL GENERAL MEETING HELD ON 14 JUNE 2007

The Board of Directors of the Bank is pleased to announce the poll vote results of the 2006 Annual General Meeting (the "Meeting") of the Bank held on Thursday, 14 June 2007 at Central Garden Hotel, No 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China.

Notice of Material Contents:

- No proposals were vetoed or modified at the Meeting. The Meeting did not consider Resolution no. 11(3).
- There were special proposals proposed to the Meeting for consideration and approval. The special proposals were proposed by Central SAFE Investments Limited ("Huijin"), with 171,325,404,740 shares, accounting for 67.49% of the Bank's total issued shares. The main contents of Huijin's special proposals were as follows:

I. PROPOSAL ON ELECTIONS AND RE-ELECTIONS OF DIRECTORS OF THE BANK (ORDINARY RESOLUTION)

Huijin proposed to nominate Mr. ZHANG Jinghua, Madam HONG Zhihua, Madam HUANG Haibo, Mr. CAI Haoyi, Mr. LIN Yongze and Mr. WANG Gang as non-executive director candidates, and submit the nomination to the Meeting for consideration and approval.

II. PROPOSAL ON RE-ELECTION OF SUPERVISORS OF THE BANK (ORDINARY RESOLUTION)

Huijin proposed to nominate Mr. LIU Ziqiang, Mr. WANG Xueqiang and Mr. LIU Wanming as supervisor candidates representing shareholders of the Bank and submit the nomination to the Meeting for consideration and approval.

III. PROPOSAL ON THE ISSUE OF RENMINBI-DENOMINATED BONDS IN HONG KONG FOR AN AMOUNT NOT EXCEEDING RMB 3 BILLION AND THE AUTHORIZATION OF THE BOARD TO FINALIZE AND DEAL WITH ALL RELATED MATTERS (SPECIAL RESOLUTION)

Upon request of the Bank, Huijin requested to include the relevant proposals in the agenda of the Meeting. Detail is as follows:

It is proposed to authorize the Bank to issue bonds denominated in Renminbi on the following principal terms and the Board to finalize the terms of such issue including the timing of the issue, the issue size, the term and the interest rate and the execution of all related documentations

(1) Issue size

Taking into account the total amount of Renminbi-denominated deposit in Hong Kong, the development of Hong Kong bond market and the random survey of the views of Hong Kong investors, the issue size will not exceed RMB 3 billion.

(2) Term

In accordance with investment preference of Hong Kong investors and the utilization of the Bank's funds, the term will not exceed three years.

(3) Interest rate

The nominal rate of the Renminbi-denominated bonds will be determined by reference to the level of Renminbi deposit rate in Mainland China and Hong Kong and the level of bond yield in the relevant bond market, and will be finalized by reference to the term of the bonds and prevailing market conditions.

1. Convening and Attendance of the Meeting

The Meeting was held on 14 June 2007 at 3.00 p.m. at Central Garden Hotel, No. 18 Gaoliangqiaoxiejie, Xizhimenwai Ave., Haidian District, Beijing, the People's Republic of China.

The total number of shares in issue as at the date of the Meeting was 253,839,162,009, which was the total number of shares entitling the holders to attend and vote on the resolutions proposed at the Meeting. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the Meeting. There were in aggregate 23 shareholders and authorized representatives attending the Meeting, holding 218,648,371,089 shares, accounting for 86.1366% of the total shares with voting rights of the Bank. The Meeting was convened by the Board of Directors and presided over by Chairman Xiao Gang, all directors, supervisors and the Board Secretary attended the meeting, together with some attendees from the Senior Management as observer. The Meeting was convened in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Bank.

2. Consideration and Approval of Proposals

The following proposals were considered and approved by the shareholders present by means of poll (on-site voting)

11(7)	To consider and approve the election of Madam HUANG Danhan as an Independent Non-executive Director of the Bank	218,633,241,289 (99.993085%)	9,124,000 (0.004173%)	5,995,800 (0.002742%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11A	To consider and approve the election and re-election of Directors of the Bank			
11A(1)	To consider and approve the re-election of Mr. ZHANG Jinghua as a Non-executive Director of the Bank	218,632,757,289 (99.992864%)	9,535,000 (0.004361%)	6,068,800 (0.002775%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution			
11A(2)	To consider and approve the re-election of Madam HONG Zhihua as a Non-executive Director of the Bank	218,622,037,289 (99.987961%)	19,789,000 (0.009051%)	6,534,800 (0.002988%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11A(3)	To consider and approve the re-election of Madam HUANG Haibo as a Non-executive Director of the Bank	218,622,034,289 (99.987959%)	20,256,000 (0.009264%)	6,070,800 (0.002777%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11A(4)	To consider and approve the election of Mr. CAI Haoyi as a Non-executive Director of the Bank	218,632,748,289 (99.992859%)	9,540,000 (0.004363%)	6,072,800 (0.002778%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11A(5)	To consider and approve the election of Mr. LIN Yongze as a Non-executive Director of the Bank	218,632,799,289 (99.992883%)	9,536,000 (0.004361%)	6,025,800 (0.002756%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11A(6)	To consider and approve the election of Mr WANG Gang as a Non-executive Director of the Bank	218,632,746,289 (99.992858%)	9,539,000 (0.004363%)	6,075,800 (0.002779%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11B	To consider and approve the re-election of Supervisors of the Bank			
11B(1)	To consider and approve the re-election of Mr. LIU Ziqiang as a Supervisor of the Bank	218,638,956,289 (99.995699%)	3,334,000 (0.001525%)	6,070,800 (0.002776%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11B(2)	To consider and approve the re-election of Mr. WANG Xueqiang as a Supervisor of the Bank	218,638,959,289 (99.995700%)	3,337,000 (0.001526%)	6,064,800 (0.002774%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11B(3)	To consider and approve the re-election of Mr LIU Wanming as a Supervisor of the Bank	218,638,962,289 (99.995701%)	3,335,000 (0.001525%)	6,063,800 (0.002774%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
12	To consider and approve the remuneration schemes for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors, and Independent Non-executive Directors of the Bank			
12(1)	To consider and approve the remuneration schemes for the Chairman of the Board of Directors and the Chairman of the Board of Supervisors of the Bank	218,624,666,289 (99.989163%)	17,207,000 (0.007870%)	6,487,800 (0.002967%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution			
12(2)	To consider and approve the remuneration scheme for Independent Non-executive Directors of the Bank	218,624,668,289 [illegible]	17,673,000 [illegible]	6,019,800 [illegible]

1	To consider and approve the 2006 Annual Report of the Bank	218,480,499,089 (99.923227%)	10,000 (0.000005%)	167,852,000 (0.076768%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
2	To consider and approve the 2006 working report of the Board of Directors of the Bank	218,480,486,089 (99.923221%)	12,000 (0.000005%)	167,862,000 (0.076774%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
3	To consider and approve the 2006 working report of the Board of Supervisors of the Bank	218,480,485,089 (99.923221%)	13,000 (0.000006%)	167,863,000 (0.076773%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
4	To consider and approve the 2006 annual financial statements of the Bank	218,480,482,089 (99.923220%)	13,000 (0.000006%)	167,866,000 (0.076774%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
5	To consider and approve the 2007 annual budget of the Bank	218,648,334,089 (99.999988%)	11,000 (0.000005%)	16,000 (0.000007%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
6	To consider and approve the 2006 profit distribution plan of the Bank	218,640,788,089 (99.996536%)	7,572,000 (0.003463%)	1,000 (0.000001%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
7	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited and PricewaterhouseCoopers Hong Kong as the Bank's external auditors for 2007	218,635,391,777 (99.994068%)	12,960,312 (0.005927%)	9,000 (0.000005%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
8	To consider and approve the amendments to the Bank's Procedural Rules for Shareholders' Meeting	218,642,351,289 (99.997251%)	15,000 (0.000007%)	5,994,800 (0.002742%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
9	To consider and approve the amendments to the Bank's Procedural Rules for Board of Directors	218,642,352,289 (99.997252%)	13,000 (0.000006%)	5,995,800 (0.002742%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
10	To consider and approve the amendments to the Bank's Procedural Rules for Board of Supervisors	218,642,351,289 (99.997251%)	15,000 (0.000007%)	5,994,800 (0.002742%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11	To consider and approve the election and re-election of directors of the Bank			
11(1)	To consider and approve the re-election of Mr. XIAO Gang as an Executive Director of the Bank	218,632,866,289 (99.992913%)	9,517,000 (0.004353%)	5,977,800 (0.002734%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11(2)	To consider and approve the re-election of Mr. LI Lihui as an Executive Director of the Bank	218,632,850,289 (99.992906%)	9,521,000 (0.004354%)	5,989,800 (0.002740%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11(3)	To consider and approve the re-election of Mr. HUA Qingshan as an Executive Director of the Bank			
	Mr. HUA Qingshan tendered his resignation to the Board of Directors of the Bank on 14 June 2007 and confirmed that he would no longer offer himself as a candidate for election as an Executive Director at the Meeting. Accordingly, the Meeting did not consider the resolution regarding the re-election of Mr. HUA Qingshan as an Executive Director of the Bank			
11(4)	To consider and approve the re-election of Mr. LI Zaohang as an Executive Director of the Bank	218,632,847,289 (99.992905%)	9,522,000 (0.004355%)	5,991,800 (0.002740%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11(5)	To consider and approve the re-election of Mr. Anthony Francis NEOH as an Independent Non-executive Director of the Bank	218,633,242,289 (99.993085%)	9,129,000 (0.004175%)	5,989,800 (0.002740%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
11(6)	To consider and approve the election of Mr. HUANG Shizhong as an Independent Non-executive Director of the Bank	218,633,244,289 (99.993086%)	9,122,000 (0.004172%)	5,994,800 (0.002742%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution			
13	To consider and approve the 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors, the Chairman of the Board of Supervisors and the Supervisors			
13(1)	To consider and approve the 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Directors of the Bank	218,640,508,289 (99.996408%)	1,839,000 (0.000841%)	6,013,800 (0.002751%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
13(2)	To consider and approve the 2006 performance appraisal results and performance bonus plans for the Chairman of the Board of Supervisors of the Bank	218,640,504,289 (99.996407%)	1,842,000 (0.000842%)	6,014,800 (0.002751%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			
13(3)	To consider and approve the 2006 performance appraisal results and performance bonus plans for the Supervisors of the Bank	218,640,043,289 (99.996196%)	2,303,000 (0.001053%)	6,014,800 (0.002751%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.			

	Special Resolutions	Votes (%) For	Against	Abstain
14	To consider and approve the amendments to the Articles of Association of the Bank	218,639,742,289 (99.996058%)	1,800,000 (0.000823%)	6,818,800 (0.003119%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.			
15	To consider and approve the issue of Renminbi-denominated bonds in Hong Kong for an amount not exceeding RMB3 billion and the authorization of the Board to finalize and deal with all related matters	217,411,673,113 (99.434394%)	1,176,568,176 (0.538110%)	60,119,800 (0.027496%)
	As more than two thirds of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.			

Computershare Hong Kong Investor Services Limited (the H shares registrar of the Bank) was appointed as scrutineers of the Meeting.

In regard to the details of the aforesaid proposals, shareholders may refer to the notice of the Meeting and the circular of H shares issued by the Bank on 25 April 2007 and the supplementary notice of the Meeting published on 28 May 2007. The notice, the circular of H shares, the supplementary notice and meeting materials concerning the Meeting can be downloaded from the website of the Bank (www.boc.cn).

3. Distribution of Final Dividends

Details of the arrangement of the final dividend distribution (including the closure of H shares Register of Members; the record date to determine H shares and A shares shareholders' entitlement to the final dividend) for each holder of A shares and H shares will be announced after the Meeting separately.

4. Effective Dates of Directors' Appointment

The appointment of Mr. HUANG Shizhong as an additional Independent Non-executive Director of the Bank will commence from the date of approval by the China Banking Regulatory Commission as stated in the circular dated 25 April 2007. As Madam HUANG Danhan is to replace possible vacancy of Independent Non-executive Director in the future, her appointment will become effective from the date of expiration of the term of the director she is going to replace or the date of approval by the China Banking Regulatory Commission (whichever is later). As stated in the supplemental notice of the Meeting dated 28 May 2007, Mr. CAI Haoyi, Mr. LIN Yongze and Mr. WANG Gang will replace Mr. YU Erniu, Mr. ZHANG Xinze and Madam ZHU Yan who will retire from office upon the expiration of their term of office in August 2007. Accordingly, the appointment of Mr. CAI, Mr. LIN and Mr. WANG will become effective from the date Mr. YU, Mr. ZHANG and Madam ZHU vacate their office or the date of approval by China Banking Regulatory Commission (whichever is later). The Bank will issue separate announcements providing details on the aforesaid Directors in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited once their appointments have become effective as aforesaid.

5. Witness by Attorneys

King & Wood PRC Lawyers witnessed the Meeting and issued legal opinion certifying that the convening and procedures of the Meeting conformed to the requirements of the law, administrative regulations, Rules for Shareholders' Meeting of Listed Company and the Article of Association of the Bank, the qualifications of the attendees and the convener were lawful and valid, the voting process and the voting results were lawful and valid, and the resolutions passed at the Meeting were lawful and valid.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 15 June 2007

As at the date of this announcement, the Directors of the Bank are XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#*

* *Non-executive Directors*

\# *Independent Non-executive Directors*

File No. 82-35030

South China Morning Post

Date : 15 June 2007

中國銀行
BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

ANNOUNCEMENT REGARDING RESIGNATION OF DIRECTOR

The Board of the Bank received the resignation of Mr. Hua Qingshan as executive director and executive vice president of the Bank on 14 June 2007.

The Board of Directors (the "Board") of Bank of China Limited (the "Bank") received the resignation of Mr. Hua Qingshan as executive director and executive vice president of the Bank on 14 June 2007. Due to changes in work posting, Mr. Hua has resigned from his office as executive director and executive vice president of the Bank and from all other management positions within the Bank's affiliated companies and business units (the "Group") simultaneously. Mr. Hua has confirmed that he has no disagreement with the Board and that there are no matters with respect to his resignation that need to be brought to the attention of the Bank's shareholders. Mr. Hua has been with the Group since 1994. The Board is grateful to Mr. Hua for his contribution to the Group during his tenure of office.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 15 June 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive Directors*

Independent Non-executive Directors

3

File No. 82-35030

South China Morning Post

Date : 20 June 2007

中國銀行

BANK OF CHINA

中國銀行股份有限公司

BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(The "Bank")

(Stock Code: 3988)

ANNOUNCEMENT
DISTRIBUTION OF FINAL DIVIDEND

At the Bank's Annual General Meeting held on 14 June 2007, shareholders of the Bank resolved to declare a final dividend of RMB0.04 per share for the year ended 31 December 2006 (the "2006 Final Dividend"). The Board of Directors of the Bank is pleased to announce that the 2006 Final Dividend will be paid on Friday, 20 July 2007 to holders of H Shares ("H-Share Holders") whose names appear on the H-Share Register of Members of the Bank on Monday, 9 July 2007.

This announcement is to advise H-Share Holders details of the arrangement of the 2006 Final Dividend distribution for the H-Share Holders of the Bank.

The Bank will make separate announcement in the Mainland regarding payment of 2006 Final Dividend to A-Share Holders and related matters.

At the Bank's Annual General Meeting held on 14 June 2007, shareholders of the Bank resolved to declare a final dividend of RMB0.04 per share for the year ended 31 December 2006. This announcement is to advise H-Share Holders details of the arrangement of the 2006 Final Dividend distribution for the H-Share Holders of the Bank.

The 2006 Final Dividend of the Bank will be paid on Friday, 20 July 2007 to H-Share Holders whose names appear on the H-Share Register of Members of the Bank on Monday, 9 July 2007, being the record date for the 2006 Final Dividend. The 2006 Final Dividend will be denominated in Renminbi ("RMB"). Dividend for H-Share Holders will be paid in Hong Kong dollars ("HK$"). For such purpose, RMB will be converted into HK$ at the exchange rate of HK$1.00 to RMB0.978752, which was the average exchange rate prevailing one week before 14 June 2007 (inclusive), on which the Annual General Meeting of the Bank was held, as announced by the People's Bank of China for such conversion. Accordingly, the 2006 Final Dividend per H Share payable by the Bank is HK$0.040868.

For the purpose of determining H-Share Holders' entitlement to the 2006 Final Dividend, the H-Share Register of Members of the Bank will be closed from Thursday, 5 July 2007 to Monday, 9 July 2007 (both days inclusive). During the aforesaid period, no transfer of H Shares will be registered. In order to qualify for the 2006 Final Dividend, H-Share Holders should ensure that all transfer documents, accompanied by the relevant share certificates, must be lodged with the Bank's H-Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 4 July 2007. The last day of dealing in the H Shares of the Bank cum-dividend will be Friday, 29 June 2007. The H Shares of the Bank will be traded ex-dividend from Tuesday, 3 July 2007.

Pursuant to the Articles of Association of the Bank, the Bank has appointed Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), which is registered as a trust company under the Trustee Ordinance (Chapter 29 of the laws of Hong Kong), to receive on behalf of its H-Share Holders the 2006 Final Dividend declared in respect of the H Shares of the Bank. The dividend warrants for the 2006 Final Dividend will be issued by the Receiving Agent and will be posted by ordinary mail to H-Share Holders at their own risk on Friday, 20 July 2007 (which is the payment date of the 2006 Final Dividend in respect of the H Shares of the Bank).

The Bank will make separate announcement in the Mainland regarding payment of 2006 Final Dividend to A-Share Holders and related matters.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 20 June 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive Directors*

Independent Non-executive Directors

File No. 82-35030

South China Morning Post

Date : 25 June 2007

中国银行
BANK OF CHINA

中國銀行股份有限公司
BANK OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 3988)

ANNOUNCEMENT
Audit of National Audit Office of the People's Republic of China

The Bank has received the Audit Report (Sh.J.B [2007] No.13) issued by CNAO. The result of the Audit showed that the Bank has conscientiously implemented the nation's economic and financial guidelines and policies as well as the regulatory requirements stipulated by China Banking Regulatory Commission, and has achieved steady yet fast growth in operating performance through deepening internal reforms, improving corporate governance, and enhancing risk control and capital management. The Audit Report also identified incidents of non-compliance in the Bank's operation and areas for improvement in the Bank's management. Most of the problems found during the Audit occurred before the Bank's joint-stock reform in 2004. The Audit findings have no impact on the Bank's overall operational results and do not affect its financial statements that have been issued.

This announcement is made only for the information of shareholders and investors of Bank of China Limited (the "Bank").

From April to September, 2006, the National Audit Office of the People's Republic of China ("CNAO") conducted an audit (the "Audit") on the assets, liabilities and profits and losses of the Head Office and certain branches of the Bank in respect of the year 2005 as part of its routine. The scope of the Audit was subsequently expanded and the period covered was extended to prior years in respect of some of the audit issues.

The Bank has received the Audit Report (Sh.J.B [2007] No.13) issued by CNAO (the "Audit Report"). The result of the Audit showed that the Bank has conscientiously implemented the nation's economic and financial guidelines and policies as well as the regulatory requirements stipulated by China Banking Regulatory Commission, and has achieved steady yet fast growth in operating performance through deepening internal reforms, improving corporate governance, and enhancing risk control and capital management.

The Audit Report also identified incidents of non-compliance in the Bank's operation and areas for improvement in the Bank's management which principally include: certain branches or sub-branches failing to strictly adhere to the Government's macro-economic control and the Bank's credit approval policies; isolated cases of bill business being conducted without strict examination of the trading background or required collateral and security; income or expenses not being properly accounted for in accordance with applicable accounting policies in certain branches or sub-branches; the existence of potential risks that may threaten the quality of a small number of highway construction loans; and improvements needed in the disposal of non-performing assets, settlement business and procurement management. In addition, evidence of suspected economic crime which happened before the Bank's joint-stock reform in a few branches and sub-branches are being dealt with by relevant law enforcement agencies.

Most of the problems found during the Audit occurred before the Bank's joint-stock reform in 2004. Most of the non-complying loans mentioned in the Audit Report has been recovered, carved out or settled, and adequate impairment provisions have been made in prior years in respect of the unrecovered non-performing loans; the Bank has reinforced the security management for bill business; and, in respect of the accounting issues, relevant accounts have been adjusted by the end of 2006.

The Audit findings have no impact on the Bank's overall operational results and do not affect its financial statements that have been issued.

The Board of Directors and Senior Management of the Bank attach great importance to the issues identified by the Audit. Most of them have been effectively rectified and the personnel held accountable have been sanctioned. As to the improvements in operation and management outlined in the Audit, the Bank has also adopted effective measures to enhance comprehensive risk management and internal control.

According to the Audit Report, CNAO will release the major findings of the Audit after July 2007 in the form of an Audit Announcement.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Beijing, PRC, 25 June 2007

As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, ZHANG Jinghua, YU Erniu*, ZHU Yan*, ZHANG Xinze*, HONG Zhihua*, HUANG Haibo*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, LI Zaohang, Anthony Francis NEOH#, William Peter COOKE#, Patrick de SAINT-AIGNAN# and Alberto TOGNI#.*

* *Non-executive Directors*
# *Independent Non-executive Directors*

File No. 82-35030

SUBMISSION FOR PUBLICATION | E-FORM | SUBMISSION MANAGEMENT | DOWNLOAD DOC TEMPLATE | PROFILE ADMIN | LOGOUT

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （表格 I ）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	04/07/2007	09:46:36	Submitted By 呈交者	03988P02
Date/Time Approved 批准日期/時間	04/07/2007	09:46:36	Approved By 審批者	03988P03
Submission No. 呈交編號	FBIS 070703 00048		Status 狀況	Approved

Issuer 發行人	LM03988 Bank of China Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Jason C.W. Young		
Contact No. 聯絡電話	2846 2700		

For the month ended : 30/06/2007
截至月份：

Name of Issuer 公司名稱	LM03988 Bank of China Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Jason C.W. Young		
Contact Telephone No. 聯絡電話	2846 2700	Date submitted 呈交日期	04/07/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 3988
(1) 股份代號 :

Description : H shares
說明 :

	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	76,020,251,269	RMB	1.00	76,020,251,269
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	76,020,251,269	RMB	1.00	76,020,251,269

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	177,818,910,740	RMB	1.00	177,818,910,740
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	177,818,910,740	RMB	1.00	177,818,910,740

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目		Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease)				

增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額 RMB 253,839,162,009

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	76,020,251,269	177,818,910,740		
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	76,020,251,269	177,818,910,740		

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
		Total Exercised Money During the Month 月內已行使總金額	HKD			Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

4. HKD

( )

Stock Code
股份代號

Subscription Price 認購價 HKD

Ordinary (1)
[illegible] (1)
Ordinary (2)
[illegible] (2)
Preference
[illegible]
Other Class
[illegible]

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) [illegible] (1); Ordinary (2) [illegible] (2); Preference [illegible]; Other Class [illegible]
2. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) [illegible] (1); Ordinary (2) [illegible] (2); Preference [illegible]; Other Class [illegible]
3. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) [illegible] (1); Ordinary (2) [illegible] (2); Preference [illegible]; Other Class [illegible]

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD	Issue and allotment Date :	

價格：

(dd/mm/yyyy)
發行及配發日期：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

2. Please Select One

At Price : HKD
價格：

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

3. Please Select One

At Price : HKD
價格：

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

4. Please Select One

At Price : HKD
價格：

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy)
註銷日期：
（日／月／年）

Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股

			Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8. **Other** 其他 (Please specify)（請註明）	At Price : 價格： HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Jason C W. Yeung

* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

END